Exhibit 99.1

March 16, 2017

CONFIDENTIAL
VIA EMAIL AND FEDEX

Members of the Board of Directors
Norsat International Inc.
Attention: Dr. Amiee Chan
Director, President and Chief Executive Officer
110-4020 Viking Way

Richmond, British Columbia

V6V 2L4 Canada

Dear Amiee and Members of the Board of Directors,

We continue to have sincere interest in leading a going-private transaction of Norsat International Inc. (“Norsat” or the “Company”). Subsequent to our most recent discussion with your financial advisor, in which we were encouraged to submit an updated written proposal, we are submitting this letter to supplement and replace our previous correspondence dated September 16, 2016. The following “Indication of Interest” includes a nonbinding proposal for an all-cash acquisition of Norsat by Privet Fund Management LLC (“Privet”) or a Privet affiliate. In light of the ongoing review process and improving fundamental outlook for the Company, we are confident that our increased consideration, coupled with our significant share ownership, continues to convey our seriousness in acquiring the Company. We would appreciate continued engagement from the Company and its advisors so that we can move expeditiously to work toward a definitive agreement.

Transaction Overview

We have reviewed the Company’s publicly disclosed financial information, and we are prepared to pursue a consensual, negotiated transaction in which Privet, through a newly formed acquisition vehicle, would pay US$10.25 per share in cash to acquire 100% of the outstanding shares of the Company that Privet does not already own (the “Transaction”).

This price represents a 27% premium to the Company’s closing stock price of US$8.05 on March 15, 2017 and a 62% premium to the unaffected closing price of the Company’s stock of US$6.34 per share as of September 16, 2016, the business day prior to the public disclosure of our initial Indication of Interest and the Company’s public announcement of its retention of advisors to conduct a review of acquisition proposals. We believe this price represents a noteworthy premium to any price at which the Company’s stock has traded in the last five years. We believe that the substantial premium our proposal represents should be very compelling for the Company’s shareholders.

This non-binding Indication of Interest is contingent upon, among other things:

i.	satisfactory completion of our due diligence review of the Company;

ii.	the receipt of financing for the Transaction; and

iii.	the negotiation and execution of a mutually acceptable definitive acquisition agreement containing customary terms and conditions.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Overview of Privet

Privet was formed in 2007 to manage investment partnerships focused on investing in small capitalization companies across all levels of the capital structure.  Privet specializes in providing long-term, flexible capital solutions to complex transactions including restructurings, public to private acquisitions and special situations.  Our firm focuses on companies that possess strong fundamentals and that can capably navigate through market cycles.  We capitalize companies prudently to protect our downside risk and generate returns through operational execution and additive acquisitions. Privet has been a significant shareholder of the Company since 2014 and currently holds 1,027,170 shares of the Company’s common stock, representing approximately 17.6% of the total outstanding shares.

Due Diligence and Timing

We and our financing sources will require the opportunity to perform customary business and legal due diligence of the Company prior to entering into a definitive acquisition agreement. As a result of our ownership of the Company and our discussions with the Company’s management, we have developed a deep understanding of the Company. As you know, we have already retained a financial advisor who has made substantial progress in assisting us to conduct financial due diligence and we expect that the majority of our remaining diligence will be confirmatory in nature and can be completed quickly. Further, we have been in discussions with multiple financing sources to secure the financing necessary to close the Transaction.

If you are willing to move forward with the Transaction on the terms outlined in this Indication of Interest, we are prepared to commit the resources needed to complete due diligence, finalize financing arrangements and negotiate and enter into a definitive acquisition agreement. No binding obligation on the part of Privet or the Company shall arise with respect to this Indication of Interest or any possible Transaction unless and until a definitive acquisition agreement satisfactory to Privet and the Company is executed and delivered.

Bryan Cave LLP, our U.S. legal advisor, and SkyLaw Professional Corporation, our Canadian legal advisor, are prepared to assist us immediately in pursuing a possible Transaction. We would expect to negotiate a definitive agreement simultaneously with our due diligence process. We currently expect that the transaction would be a business combination by way of a plan of arrangement under the Business Corporations Act (British Columbia). We would prepare the initial draft of an arrangement agreement and provide it to you shortly after we begin the diligence process.

We very much hope that you and the rest of the Board of Directors find this Indication of Interest compelling for the Company’s shareholders, and we look forward to working with you on a friendly basis in connection with a possible Transaction. We are very serious about this Transaction and believe that it is in our mutual interest to proceed promptly.

We and our legal advisors are available to discuss this Indication of Interest at your convenience. Please do not hesitate to contact any of the individuals below should you need any additional information of clarification.

2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

Privet Fund Management LLC Ryan Levenson Managing Member 79 West Paces Ferry Road Suite 200-B Atlanta, GA 30305 Telephone: 404.419.2670 E-mail: ryanl@privetfund.com

Bryan Cave LLP

Rick Miller

Partner

1201 W. Peachtree St., NW

One Atlantic Center, 14th Floor

Atlanta, GA 30309

Telephone: 404.572.6787

E-mail: rick.miller@bryancave.com

SkyLaw Professional Corporation

Kevin R. West

Partner

3 Bridgman Avenue, Suite 204

Toronto, ON Canada  M5R 3V4

Telephone: 416.759.5299

E-mail: kevin.west@skylaw.ca

Sincerely,

Ryan Levenson

Managing Member

Privet Fund Management LLC

3	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305